September 12, 2014

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    Caroline Kim

Re:
Diamondback Energy, Inc. (the “Registrant”) and Diamondback E&P LLC and Diamondback O&G LLC (“Co-Registrants” and, together with the Registrant, the “Registrants”)
Registration Statement on Form S-4/A
File No. 333-194567

Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-4/A (File No. 333-194567), initially filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on March 14, 2014, as amended by Amendment No. 1 filed on August 14, 2014 and Amendment No. 2 filed on September 12, 2014. Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrants respectfully request that the effective date for the Registration Statement be accelerated to September 15, 2014 at 4:00 p.m. Washington, D.C. time or as soon thereafter as practicable.
The Registrants acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

500 West Texas, Suite 1200, Midland, Texas, tel. (432) 221-7400/diamondbackenergy.com

United States Securities and Exchange Commission
September 12, 2014

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,
/s/ Teresa L. Dick
Teresa L. Dick
Chief Financial Officer and
Senior Vice President
cc:    Seth R. Molay, P.C.
    Akin Gump Strauss Hauer & Feld LLP